SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

Annual Report Pursuant to Section 15(d) of

The Securities Exchange Act of 1934

For the fiscal year ended December 31, 2007

Commission File No. 1-7810

ENERGEN CORPORATION EMPLOYEE SAVINGS PLAN

(Full title of the plan)

ENERGEN CORPORATION

605 Richard Arrington, Jr. Boulevard North

Birmingham, Alabama 35203-2707

Required Information. The Plan is subject to the Employee Retirement Income Security Act of 1974 (“ERISA”). Therefore, in lieu of the requirements of Items 1-3 of Form 11-K, the financial statements and schedules of the Plan for the two fiscal years ended December 31, 2007 and 2006, which have been prepared in accordance with the financial reporting requirements of ERISA, and the consent of Pricewaterhouse Coopers LLP are filed as a part of this annual report:

Signatures: Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the Plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

ENERGEN CORPORATION EMPLOYEE SAVINGS PLAN

/s/ William K. Bibb	June 26, 2008
William K. Bibb	Date
Chairman of Energen Benefits Committee and Vice President-Human Resources, Energen Corporation

Energen Corporation

Employee Savings Plan

Financial Statements and Supplemental Schedules

December 31, 2007 and 2006

Energen Corporation

Employee Savings Plan

Note: Other schedules required by Section 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

PricewaterhouseCoopers LLP 1901 6th Ave. North Suite 1600 Birmingham AL 35203 Telephone (205) 252 8400 Facsimile (205) 252 7776

Report of Independent Registered Public Accounting Firm

To the Participants and Administrator of

Energen Corporation Employee Savings Plan

In our opinion, the accompanying statements of net assets available for benefits and the related statement of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of the Energen Corporation Employee Savings Plan (the “Plan”) at December 31, 2007 and 2006 and the changes in net assets available for benefits for the year ended December 31, 2007 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Plan’s management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of Assets (Held at End of Year) and of Reportable Transactions are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan’s management. The supplemental schedules have been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ PricewaterhouseCoopers LLP
Birmingham, Alabama
June 20, 2008

Energen Corporation

Employee Savings Plan

Statements of Net Assets Available for Benefits

December 31, 2007 and 2006

	2007	2006
Assets
Investments, at fair value (Notes 4 and 5)
Energen Stock Fund	$234,344,945	$196,794,474
Other investments	152,594,430	131,079,127

Total investments	386,939,375	327,873,601

Employer contributions receivable	334,460	946,066
Employee contributions receivable	368,913	298,586

Total assets	387,642,748	329,118,253

Net Assets Available for Benefits
Net assets available for benefits	$387,642,748	$329,118,253

The accompanying notes are an integral part of these financial statements.

Energen Corporation

Employee Savings Plan

Statement of Changes in Net Assets Available for Benefits

Year Ended December 31, 2007

Additions
Employer contributions	$5,171,257
Employee contributions	6,252,723
Interest and dividend income (Note 5)	9,502,267
Net appreciation in fair value of investments (Notes 4 and 5)	69,047,210
Other receipts	3,858

Total additions	89,977,315

Deductions
Distributions to participants	31,413,137
Insurance premiums	2,089
Decrease in cash surrender value of life insurance	11,267
Administrative expenses	26,327

Total deductions	31,452,820

Net increase	58,524,495
Net assets available for benefits
Beginning of year	329,118,253

End of year	$387,642,748

The accompanying notes are an integral part of these financial statements.

Energen Corporation

Employee Savings Plan

Notes to Financial Statements

December 31, 2007 and 2006

1.	Description of Plan

The following description of the Energen Corporation Employee Savings Plan (the “Plan”) provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan’s provisions.

General

The Plan was established to cover substantially all employees of Energen Corporation and its subsidiaries (the “Employer”). The Plan is a defined contribution plan subject to the provisions of the Employee Retirement Income Security Act of 1974.

Employees are eligible to participate in the Plan after completing three months of service as defined in the Plan agreement.

The Plan is administered by the Energen Benefits Committee (“Administrative Committee”) whose members are appointed by the Board of Directors of the Employer. The assets of the Plan are held and invested by Vanguard Fiduciary Trust Company (the “Trustee”).

Contributions

Contributions to the Plan may consist of employee elective contributions, employer matching contributions and Employee Stock Ownership Plan (“ESOP”) contributions, and rollover contributions. Employee elective contributions, if any, are made by payroll deduction in an amount equal to any whole percentage of the employee’s compensation (limited to the first $225,000 of the employee’s compensation for the year ending December 31, 2007), not to exceed 30% thereof and not less than 2% thereof. Employer matching contributions are invested directly into the Energen Stock Fund. This contribution is currently 50% of each employee’s elective contribution not to exceed 6% of the employee’s compensation. The Employer has the discretion to increase the employer matching contribution percentage.

Effective January 1, 2006, the Plan was amended to take advantage of “safe harbor” rules under the Internal Revenue Code (“IRC”). For participants of the Plan on and beginning January 1, 2006, the Employer will contribute a safe harbor contribution equal to 3% of his/her pay for the Plan year, regardless of any employee deferral contributions that are made. This safe harbor contribution will be made to the ESOP portion of the Plan. Participants will be fully vested in the Employer’s safe harbor contribution and matching contribution.

In addition, effective January 1, 2006, the option that allowed salaried employees to use residual flex credits as a contribution to the Plan was removed.

Investment Options

The Plan provides for separate investment programs which allow participants to direct their investing among the different investment options. The Plan offers twenty-three mutual funds and one money market fund as investment options for participants. Effective January 1, 2004, the Energen Stock Fund was no longer offered to participants as an elective investment option.

Prior to December 31, 1986, there was a life insurance option available to participants of the Plan. No new contracts may be purchased under this option; however, participants that were enrolled in this option may still contribute to this fund, which invests in universal life insurance policies. The insurance premium amounts are deducted from the participant’s pay on a tax deferred basis along with other employee elective contributions to the Plan. The Employer then directly remits payment

Energen Corporation

Employee Savings Plan

Notes to Financial Statements

December 31, 2007 and 2006

to the insurance company to cover the insurance premiums. These universal life insurance policies are held by Genworth Life and Annuity Insurance Company, formerly known as First Colony Life Insurance Company.

Participant Loans

Participants may borrow from their accounts a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50% of their vested account balance as defined in the Plan agreement. Loan transactions are treated as transfers between the investment fund and the participant loan fund. Loans must be repaid within five years unless such loan is used to acquire a principal residence. Interest rates on outstanding loans ranged from 5% to 10.5% at December 31, 2007 and 2006.

Participants’ Accounts/Benefits

An account is maintained for each participant in the Plan. The accounts are credited with the employees’ elective and rollover contributions, their allocated portion of the employer matching and employer ESOP contributions, and investment earnings. Distributions, withdrawals, and allocated expenses are subtracted from the account balances.

A participant may elect to receive a lump-sum distribution equal to the vested balance of his/her account or may leave it in the Plan if the vested balance is $5,000 or more. Investment of a participant’s account in the Energen Stock Fund shall be distributed in the form of a lump-sum distribution of either Energen stock or cash as the participant (or beneficiary) elects.

Vesting

Effective January 1, 2006, each participant has a fully vested interest in their total account in the Plan.

Each individual, who is not an eligible employee on or after January 1, 2006, shall have a fully vested and nonforfeitable right to all employee elective and rollover contributions and earnings thereon. A participant’s employer matching and employer ESOP contribution accounts become fully vested upon the earlier of normal retirement, disability, death, termination of the Plan, three years of service as a plan member, or three years of service.

Forfeitures

The Employer uses all forfeitures to reduce subsequent employer contributions to the Plan. At December 31, 2006, the unused forfeiture balance was approximately $24,161.

Termination

The Employer retains the right to amend or terminate the Plan at any time. No amendment may permit any Plan assets to revert to the Employer, reduce a participant’s benefit, or be used for any purpose other than to provide benefits to participants and their beneficiaries. In the event of termination, the Administrative Committee may, with the Employer’s approval, either (1) continue the Vanguard Fiduciary Trust Company Trust Fund (“Trust Fund”) either through the existing trust agreement or through successor funding media or (2) terminate the Trust Fund, pay all expenses, and direct the payment of benefits, either in the form of lump-sum distributions, transfers to another qualified plan, or any other form selected by the Administrative Committee. Any asset not required to be distributed to participants will be returned to the Employer.

Energen Corporation

Employee Savings Plan

Notes to Financial Statements

December 31, 2007 and 2006

2.	Summary of Significant Accounting Policies

Basis of Financial Statements

The financial statements of the Plan are maintained on the accrual basis and have been prepared in conformity with accounting principles generally accepted in the United States of America.

Investments

The Energen Stock Fund is valued at fair value based on quoted market prices of the Energen Corporation common stock plus the fair value of the cash portion of the Energen Stock Fund. Quoted market prices are based on the last reported sales price on the last business day of the year as reported by the principal securities exchange on which the security is traded. Mutual funds are reported at fair value based on the quoted net asset value of shares of the fund. The money market fund is valued based on historical cost, which approximates fair value. Participant loans are valued at their outstanding balances, which approximate fair value. The life insurance contracts are valued at cash surrender value.

Purchases and sales of investments are reflected as of the trade date. Dividend income is recorded on the ex-dividend date. Investment income is recorded when earned.

The Plan presents in the statement of changes in net assets available for benefits, the net appreciation (depreciation) in the fair value of its investments which consists of the realized gains or losses and the unrealized appreciation (depreciation) on those investments.

During September 2006, the FASB issued SFAS No. 157, Fair Value Measurements (“SFAS 157”), which clarifies the principle that fair value should be based on the assumptions market participants would use when pricing an asset or a liability and establishes the fair value hierarchy that prioritizes the information used to develop those assumptions. Under SFAS 157, fair value measurements will be separately disclosed by level within the fair value hierarchy effective for fiscal years beginning after November 15, 2007. The Plan is currently evaluating the impact of adopting SFAS 157.

Administrative Fees

The Employer provides certain administrative and accounting services to the Plan at no cost and also pays certain other administrative expenses on behalf of the Plan.

Payment of Benefits

Benefits are recorded when paid.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of net assets available for benefits and changes therein. Actual results could differ from those estimates.

3.	Income Tax Status

The Plan obtained its latest determination letter on October 6, 2003, in which the Internal Revenue Service stated that the Plan, as then designed, was in compliance with the applicable requirements of the Internal Revenue Code (“IRC”) and was, therefore, exempt from federal income taxes. The Plan has been amended since receiving the determination letter. However, the Plan’s administrator

Energen Corporation

Employee Savings Plan

Notes to Financial Statements

December 31, 2007 and 2006

and the Plan’s tax counsel believe that the Plan is currently designed and being operated in compliance with the applicable requirements of the IRC. Therefore, no provision for income taxes has been included in the Plan’s financial statements.

4.	Investments

Investments at December 31, 2007 and 2006 consist of the following:

	Fair Value
	2007	2006
* Energen Stock Fund	$234,344,945	$196,794,474
Mutual funds	129,374,758	107,744,859
Money market fund	16,926,754	17,051,429
Participant loans	6,256,791	6,235,445
Cash surrender value of life insurance	36,127	47,394

	$386,939,375	$327,873,601

The Plan’s investments (including investments bought and sold, as well as those held during the year) had net appreciation in fair value of $69,047,210 during the year ended December 31, 2007 as follows:

* Energen Stock Fund	$68,643,222
Mutual funds	403,988

$69,047,210

The following individual investments represent 5% or more of the net assets available for benefits at December 31, 2007 and 2006:

	Fair Value
	2007	2006
* Energen Stock Fund	$234,344,945	$196,794,474
Vanguard 500 Index Fund	23,628,051	21,008,653
Vanguard Prime Money Market Fund	—	17,051,429

*	Investment is comprised of non participant-directed activity. Prior to January 1, 2004, the Energen Stock Fund was an available elective investment option offered to participants. Therefore, balance in the Energen Stock Fund at December 31, 2007 and 2006 includes these participant elections.

Energen Corporation

Employee Savings Plan

Notes to Financial Statements

December 31, 2007 and 2006

5.	Non Participant-Directed Investment

Information about the net assets and significant components of the changes in net assets relating to the non participant-directed investment are as follows:

	December 31,
	2007	2006
Net assets
Energen Stock Fund, at fair value	$234,344,945	$196,794,474
Employer contributions receivable	334,460	946,066

	$234,679,405	$197,740,540

Year Ended December 31, 2007
Changes in net assets
Employer contributions	$5,171,257
Dividend income	1,820,858
Net appreciation in fair value of investment	68,643,222
Distributions to participants	(13,429,082)
Administrative expenses	(8,919)
Transfers to participant-directed investments	(25,258,471)

$36,938,865

6.	Risks and Uncertainties

The Plan provides for various investment options which, in turn, invest in any combination of stocks, mutual funds, and other investment securities. Generally, all investments are exposed to various risks, such as interest rate, market and credit risks. Due to the level of risk associated with certain investments and the level of uncertainty related to changes in the value of investments, it is at least reasonably possible that changes in risks in the near term could materially affect participants’ account balances, and the amounts reported in the statements of net assets available for benefits and the statement of changes in net assets available for benefits.

7.	Related Party Transactions

The Plan allows for transactions with certain parties who may perform services or have fiduciary responsibilities to the Plan, including the Employer. The Plan invests in shares of mutual funds and a money market fund managed by the Vanguard Group, Inc. The Plan’s Trustee is a wholly owned subsidiary of the Vanguard Group, Inc. The Plan invests in an Employer stock fund, which is comprised of Employer common stock and cash, and issues loans to participants, which are secured by the balances in the participants’ accounts. During the year ended December 31, 2007, the Plan purchased 67,445 units of the Employer stock fund for $7,857,044 and disposed of 322,539 units for $38,949,795. Quarterly dividends of $0.115 per share were declared and paid by the Employer on various dates throughout the year. The Plan received $1,820,858 in dividend payments related to the Employer stock fund for the year ended December 31, 2007. These transactions qualify as party-in-interest transactions.

Energen Corporation

Employee Savings Plan

Notes to Financial Statements

December 31, 2007 and 2006

8.	Subsequent Events

Effective July 1, 2008, the Employer will cease future ESOP contributions to the Plan. Instead, the Employer will make an additional cash Employer Supplemental Contribution to be invested according to the employee’s elective investment allocations. The Employer Supplemental Contribution will be made on a quarterly basis, on behalf of each eligible employee at any time during such quarter, in the amount of the following percentage of the employee’s pay for such quarter on the basis of his age as of the last day of the Plan year:

Age	Percent of Pay
15 – 44	3%
45 – 54	3.5%
55 – 64	5.5%
65 and older	7%

Energen Corporation

Employee Savings Plan

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)

December 31, 2007

a.	b. Identity of issuer, borrower, lessor, or similar party	c. Description of investment including maturity date, rate of interest, collateral, par or maturity value	d. Cost	e. Current value
*	Energen Stock Fund	Common stock fund	$47,549,297	$234,344,945
*	The Vanguard Group Vanguard Morgan Growth Fund	Registered Investment Company, Mutual fund	**	11,898,943
*	The Vanguard Group Vanguard 500 Index Fund	Registered Investment Company, Mutual fund	**	23,628,051
*	The Vanguard Group Vanguard Prime Money Market Fund	Registered Investment Company, Money Market Fund	**	16,926,754
*	The Vanguard Group Vanguard Wellington Fund	Registered Investment Company, Mutual fund	**	15,668,603
*	The Vanguard Group Vanguard Long-Term Investment Grade Fund	Registered Investment Company, Mutual fund	**	4,947,191
*	The Vanguard Group Vanguard Windsor II Fund	Registered Investment Company, Mutual fund	**	13,754,136
*	The Vanguard Group Vanguard International Growth Fund	Registered Investment Company, Mutual fund	**	9,690,831
*	The Vanguard Group Vanguard Small-Cap Index Fund	Registered Investment Company, Mutual fund	**	8,586,180
*	The Vanguard Group Vanguard Intermediate-Term Investment Grade Fund	Registered Investment Company, Mutual fund	**	5,422,881
*	The Vanguard Group Vanguard Mid-Cap Index Fund	Registered Investment Company, Mutual fund	**	8,866,154
*	The Vanguard Group Vanguard Short-Term Investment Grade Fund	Registered Investment Company, Mutual fund	**	1,261,233
*	The Vanguard Group Vanguard Inflation - Protected Securities Fund	Registered Investment Company, Mutual fund	**	1,177,945
*	The Vanguard Group Vanguard Total International Stock Index Fund	Registered Investment Company, Mutual fund	**	7,109,596
*	The Vanguard Group Vanguard Target Retirement 2005	Registered Investment Company, Mutual Fund	**	66,997
*	The Vanguard Group Vanguard Target Retirement 2010	Registered Investment Company, Mutual Fund	**	1,140,913
*	The Vanguard Group Vanguard Target Retirement 2015	Registered Investment Company, Mutual Fund	**	5,065,540
*	The Vanguard Group Vanguard Target Retirement 2020	Registered Investment Company, Mutual Fund	**	5,076,785
*	The Vanguard Group Vanguard Target Retirement 2025	Registered Investment Company, Mutual Fund	**	3,600,215
*	The Vanguard Group Vanguard Target Retirement 2030	Registered Investment Company, Mutual Fund	**	1,176,449

Energen Corporation

Employee Savings Plan

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)

December 31, 2007

a.	b. Identity of issuer, borrower, lessor, or similar party	c. Description of investment including maturity date, rate of interest, collateral, par or maturity value	d. Cost		e. Current value
*	The Vanguard Group Vanguard Target Retirement 2035	Registered Investment Company, Mutual Fund	*	*	666,488
*	The Vanguard Group Vanguard Target Retirement 2040	Registered Investment Company, Mutual Fund	*	*	207,558
*	The Vanguard Group Vanguard Target Retirement 2045	Registered Investment Company, Mutual Fund	*	*	206,572
*	The Vanguard Group Vanguard Target Retirement 2050	Registered Investment Company, Mutual Fund	*	*	30,908
*	The Vanguard Group Vanguard Target Retirement Income	Registered Investment Company, Mutual Fund	*	*	124,589
*	Participant loans	Various maturity dates and rates ranging from 5% to 10.5%	*	*	6,256,791
	First Colony Life Insurance Company	Cash surrender value of life insurance	*	*	36,127

	Genworth Life and Annuity Insurance Company				$386,939,375

*	Denotes party-in-interest to the Plan.
**	Cost of participant-directed investments is not required.

Energen Corporation

Employee Savings Plan

Schedule H, Line 4j – Schedule of Reportable Transactions

Year Ended December 31, 2007

Series of transactions of same issue exceeding 5% of assets.

(a) Identity of party involved	(b) Description of asset	(c) Purchase price	(d) Selling price	(g) Cost of asset	(h) Current value of asset on transaction date	(i) Net gain or (loss)
Energen Corporation	Common stock fund	$7,857,044	$—	$—	$—	$—
Energen Corporation	Common stock fund	—	38,949,795	7,935,639	38,949,795	31,014,156

Note: Information required in columns e and f is not applicable.